Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.

REPORT OF VOTING RESULTS
(In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following matters were voted on at the Annual and Special Meeting of Shareholders of Progressive Waste Solutions Ltd. (the “Company”) held on May 13, 2015. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with the Annual and Special Meeting, copy of which is available at SEDAR.com.

1.              Appointment of Auditors

	% Votes For	% Votes Withheld
Appointment of Deloitte LLP as auditor and authorization granted to the directors to fix the auditors’ remuneration.	98.43%	1.57%

2.              Election of Directors

Each of the following 8 nominees proposed by management was elected as director of the Company.

Nominee	% Votes For	% Votes Withheld
John T. Dillon	97.73%	2.27%
James J. Forese	97.70%	2.30%
Larry S. Hughes	97.74%	2.26%
Jeffrey L. Keefer	97.74%	2.26%
Douglas W. Knight	97.74%	2.26%
Sue Lee	97.74%	2.26%
Daniel R. Milliard	97.67%	2.33%
Joseph D. Quarin	99.93%	0.07%

3.              Advisory Resolution on Executive Compensation (Say on Pay)

	% Votes For	% Votes Against
Shareholder advisory vote on approach to executive compensation.	98.80%	1.20%

4.              Amendment to By-Law No. 1

	% Votes For	% Votes Against
Confirmation of amendments to By-Law No. 1 of the Company.	98.66%	1.34%

5.              Amendment to Share Option Plan

	% Votes For	% Votes Against
Confirmation of amendment to Share Option Plan.	86.11%	13.89%